FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of June 2013 No. 5

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibits 1-9 are forms and instruction guidelines prepared by Tower Semiconductor Ltd. (the "Company") in order to assist its investors and shareholders in the execution of its previously announced rights offering (the "Rights Offering").

•	Exhibit 1 is Investor Instructions on Exercise and Sale/Transfer

•	Exhibit 2 is the Form of Instructions as to Use of Subscription Rights Certificates

•	Exhibit 3 is the Form of Notice to Shareholders who are Recordholders

•	Exhibit 4 is the Form of Letter to Securities Dealers, Commercial Banks, Trust Companies, and Other Nominees

•	Exhibit 5 is the Form of Letter to Clients of Nominee Holders

•	Exhibit 6 is the Form of Beneficial Owner Election Form

•	Exhibit 7 is the Form of Nominee Holder Certification

•	Exhibit 8 is the Notice of Guaranteed Delivery

•	Exhibit 9 hereto is the Form of Subscription Rights Certificate

Exhibit 1 is being placed on the Company's website for the reference of rightsholders.

Exhibits 2-9 hereto were mailed to holders of record of the Company's ordinary shares on June 13, 2013, which is the record date for the Rights Offering.

Exhibits 1-9 hereto are hereby incorporated by reference into the Company's registration statement on Form F-3 filed with the Securities and Exchange Commission with an effective date of May 30, 2013 (Registration No. 333- 187858).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

By:	/s/ Nati Somekh
Nati Somekh
Corporate Secretary

Date: June 18, 2013